SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to §240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to §240.13d-2.

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

CNinsure Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G2352K 108

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2352K 108

1	Name of Reporting Person Yinan Hu

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 183,198,110 ordinary shares

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 183,198,110 ordinary shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 183,198,110 ordinary shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 18.3%

12	Type of Reporting Person IN

CUSIP No. G2352K 108

1	Name of Reporting Person Sea Synergy Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 183,198,110 ordinary shares.

	6	Shared Voting Power 0

	7	Sole Dispositive Power 183,198,110 ordinary shares.

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 183,198,110 ordinary shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 18.3%

12	Type of Reporting Person CO

CUSIP No. G2352K 108

1	Name of Reporting Person Kingsford Resources Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 36,203,560 ordinary shares

	6	Shared Voting Power 0

	7	Sole Dispositive Power 36,203,560 ordinary shares

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 36,203,560 ordinary shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 3.6%

12	Type of Reporting Person CO

CUSIP No. G2352K 108

1	Name of Reporting Person High Rank Investments Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 36,203,560 ordinary shares

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 36,203,560 ordinary shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 36,203,560 ordinary shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 3.6%

12	Type of Reporting Person CO

CUSIP No. G2352K 108

1	Name of Reporting Person Qiuping Lai

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 36,203,560 ordinary shares

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 36,203,560 ordinary shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 36,203,560 ordinary shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 3.6%

12	Type of Reporting Person IN

CUSIP No. G2352K 108

Item 1(a).	Name of Issuer: CNinsure Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 22/F, Yinhai Building No. 299 Yanjiang Zhong Road Guangzhou, Guangdong 510110 People’s Republic of China

Item 2(a).	Name of Person Filing: Yinan Hu Sea Synergy Limited Kingsford Resources Limited High Rank Investments Limited Qiuping Lai
Item 2(b).

Address of Principal Business Office or, if none, Residence:

Yinan Hu

Sea Synergy Limited

CNinsure Inc.

22/F, Yinhai Building

No. 299 Yanjiang Zhong Road

Guangzhou, Guangdong 510110

People’s Republic of China

Kingsford Resources Limited

High Rank Investments Limited

Qiuping Lai

c/o CNinsure Inc.

22/F, Yinhai Building

No. 299 Yanjiang Zhong Road

Guangzhou, Guangdong 510110

People’s Republic of China

CUSIP No. G2352K 108

Item 2(c)

Citizenship:

Yinan Hu – People’s Republic of China

Sea Synergy Limited - British Virgin Islands

Kingsford Resources Limited – British Virgin Islands

High Rank Investments Limited – British Virgin Islands

Qiuping Lai – People’s Republic of China

Item 2(d).	Title of Class of Securities: Ordinary Shares
Item 2(e).	CUSIP Number: G2352K 108

Item 3.	Not Applicable

Item 4.	Ownership:
The following information with respect to the ownership of the ordinary shares of the CNinsure Inc. (the “Issuer”) by each of the reporting persons is provided as of December 31, 2011:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Yinan Hu(1)(2)	183,198,110	18.26%	0	183,198,110	0	183,198,110

Sea Synergy Limited(2)	183,198,110	18.26%	183,198,110	0	183,198,110	0

Kingsford Resources Limited(1)(3)(4)(6)	36,203,560	3.6%	36,203,560	0	36,203,560	0

High Rank Investments Limited(1)(3)(5)	36,203,560	3.6%	0	36,203,560	0	36,203,560

Qiuping Lai(1)(6)	36,203,560	3.6%	0	36,203,560	0	36,203,560

(1)

This Amendment No. 4 on Schedule 13G/A supersedes the Schedule 13D filed by Yinan Hu, Kingsford Resources Limited, High Rank Investments Limited and Qiuping Lai with the Securities and Exchange Commission (the “SEC”) on May 16, 2011, as amended by Amendment No. 1 thereto filed with the SEC on September 15, 2011.

(2)

The 183,198,110 ordinary shares of the Issuer beneficially owned by Yinan Hu consist of 183,198,110 ordinary shares that are directly held by Sea Synergy Limited (“Sea Synergy”). Mr. Hu and his wife, Mrs. Hu, hold approximately 98.6% and 1.4% of the total outstanding shares, respectively, of Sea Synergy. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, Mr. Hu may be deemed to beneficially own all of

CUSIP No. G2352K 108

the ordinary shares of the Issuer held by Sea Synergy. Mr. Hu disclaims beneficial ownership of all of the ordinary shares of the Issuer held by Sea Synergy except to the extent of his pecuniary interest therein.

(3)

High Rank Investments Limited (“High Rank”) holds approximately 93.3% of the total outstanding shares of Kingsford Resources Limited (“Kingsford”) which directly holds the ordinary shares of the Issuer. Mr. Hu previously held approximately 87.6% of the total outstanding shares of High Rank, and Mrs. Hu previously held 17.6% of the total outstanding shares of Better Rise Investments Limited (“Better Rise”), which, in turn, owns approximately 6.7% of the total outstanding shares of Kingsford. In December 2011, Kingsford transferred all of the ordinary shares of the Issuer beneficially owned by Mr. Hu and Mrs. Hu to Sea Synergy. Mr. Hu’s shares in High Rank and Mrs. Hu’s shares in Better Rise were subsequently cancelled. Mr. Hu remains one of three directors of Kingsford.

In December 2011, Kingsford also transferred all of the ordinary shares of the Issuer beneficially owned by a former executive officer of the Issuer to Smart Appeal Limited (“Smart Appeal”), which is wholly owned by such executive officer. Such executive officer previously owned 7.2% of the total and outstanding shares in Better Rise, which shareholding was cancelled after the transfer. As a result of the share transfers to Sea Synergy and Smart Appeal, the number of ordinary shares of the Issuer directly held by Kingsford decreased from 219,441,430 to 36,203,560.

(4)

The 36,203,560 ordinary shares of the Issuer are directly held by Kingsford. The 36,203,560 ordinary shares include 23,883,560 ordinary shares of the Issuer and 12,320,000 ordinary shares of the Issuer in the form of American Depositary Shares, each representing 20 ordinary shares of the Issuer.

(5)

High Rank holds approximately 93.3% of the total outstanding shares of Kingsford (whereas Better Rise, which is wholly owned by officers of the Issuer, holds the remaining 6.7% of the total outstanding shares of Kingsford). Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, High Rank may be deemed to beneficially own all of the ordinary shares of the Issuer held by Kingsford. High Rank disclaims beneficial ownership of the ordinary shares of the Issuer held by Kingsford except to the extent of its pecuniary interest therein.

CUSIP No. G2352K 108

(6)

After the cancellation of Mr. Hu’s shares in High Rank, Qiuping Lai became the sole shareholder of High Rank. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Lai may be deemed to beneficially own all of the ordinary shares of the Issuer held by Kingsford. Mr. Lai disclaims beneficial ownership of the ordinary shares of the Issuer held by Kingsford except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class:
As of December 31, 2011, Kingsford, High Rank and Mr. Qiuping Lai ceased to be beneficial owners of more than five percent of ordinary shares of the Issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certification:
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

Yinan Hu	/s/ Yinan Hu
Yinan Hu

Sea Synergy Limited	By:	/s/ Yinan Hu
	Name:	Yinan Hu
	Title:	Director

Kingsford Resources Limited	By:	/s/ Qiuping Lai
	Name:	Qiuping Lai
	Title:	Director

High Rank Investments Limited	By:	/s/ Qiuping Lai
	Name:	Qiuping Lai
	Title:	Director

Qiuping Lai	/s/ Qiuping Lai
Qiuping Lai

[Signature Page to Schedule 13G - CNinsure]

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement